Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

November 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Chad D. Eskildsen

Re:	Bridgeway Funds, Inc.
File No. 811-08200

Dear Mr. Eskildsen:

This letter (the "Response Letter") responds to each of the comments provided orally by you to me on October 20, 2016, regarding the Form N-CSR filed by Bridgeway Funds, Inc. (the "Registrant" and, each series of the Registrant, a "Fund") for the fiscal year ended June 30, 2016.

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant's response immediately below each comment.

1.	Comment: Note that Large-Cap Growth Fund reorganized into the American Beacon Bridgeway Large Cap Growth Fund in February 2016. Please deactivate the Fund on EDGAR.

Response: Registrant hereby confirms that it is in the process of deactivating the Fund on EDGAR.

2.
Comment: Several series of the Registrant have significant holdings in various sectors as of June 30, 2016, including the Small-Cap Value Fund, Small-Cap Momentum Fund, Omni Small-Cap Value Fund, and Omni Tax-Managed Small-Cap Value Fund (each in the financial sector), and the Blue Chip 35 Index Fund (in the information technology sector).  Please add specific sector risk disclosure to the prospectus as a result of these holdings.

Mr. Chad D. Eskildsen
U.S. Securities and Exchange Commission
November 18, 2016
Page 2

Response: Registrant notes that specific sector concentration may vary significantly from period to period as the investment process does not predict holdings by sector.  Registrant also notes that the current disclosure in the prospectus for each Fund states, among other things, that the Fund may have significant positions in particular sectors.  In addition, each Fund provides sector risk disclosure that states, among other things, the Fund's performance is more susceptible to any economic, business or other developments which generally affect that sector.  As such, Registrant believes that the current disclosure remains satisfactory and that specific sector risk disclosure may not accurately reflect the risks of the Funds as the sectors may change from time to time.

3.
Comment: (a) If a Fund reimburses the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, any reimbursement should be paid at a date no more than three years after the waiver.  Please revise the disclosure and any appropriate contract.  (b) Any reimbursement provision is limited to the lesser of: (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of the reimbursement.  Please revise the disclosure.

Response: (i) Registrant will seek Board approval to change the expense waiver/reimbursement at the next regularly scheduled Board meeting to reflect that the reimbursement should be paid at a date no more than three years after the waiver.  Subsequent to that approval, Registrant will revise the disclosure as appropriate.  (ii) Registrant has added the underlined disclosure to the Prospectus (and will add such underlined disclosure to the shareholder report), "the reimbursements do not cause the Fund to exceed the expense limitation in effect at the time of the waiver or the current expense limitation, if different."

4.
Comment: Going forward, please add the "Interfund Borrowing and Lending Program" disclosure in the SAI to the notes to the financial statements, or confirm that the exemptive order is not being relied on.

Response: Registrant hereby confirms that the exemptive order is not being relied upon.

*  *  *

Mr. Chad D. Eskildsen
U.S. Securities and Exchange Commission
November 18, 2016
Page 3
Please do not hesitate to contact me at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J, Zimmerman, Esq.

cc:	Tammira Philippe
Debbie Hanna
Linda G. Giuffré
Prufesh R. Modhera, Esq.